Silgan Holdings Inc.

4 Landmark Square

Stamford, Connecticut 06901

VIA EDGAR

June 22, 2011

Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Dieter King, Esq.

RE:       Silgan Holdings Inc. – Withdrawal of Registration Statement on Form S-4 (Registration No. 333-174624)

Ladies and Gentlemen:

            Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Silgan Holdings Inc., a Delaware corporation (the “Company”), hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-174624) (the “Registration Statement”), as filed with the Commission on May 31, 2011, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

            The Registration Statement was filed to register the offering of shares of the Company’s common stock to be issued in connection with the Company’s proposed acquisition (the “Merger”) of Graham Packaging Company Inc., a Delaware corporation (“Graham Packaging”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 12, 2011, between the Company and Graham Packaging. On June 17, 2011, the Company received notice that Graham Packaging had terminated the Merger Agreement. Accordingly, the Company will not proceed with the proposed offering of its common stock in connection with the Merger. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

            The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

            We appreciate your assistance, and should you need any additional information, please feel free to contact the undersigned at (203) 975-7110 or Robert J. Rawn of Bryan Cave LLP at (212) 541-3171.

SILGAN HOLDINGS INC.

/s/ Frank W. Hogan, III Frank W. Hogan, III
Senior Vice President, General Counsel and Secretary